As filed with the Securities and Exchange Commission on September 2, 2005

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 3)

Sierra Pacific Resources
(Name of Subject Company (issuer))
Sierra Pacific Resources
(Name of Filing Person (offeror))
7 1/4% Convertible Notes due 2010
(Title of Class of Securities)
826428 AF1
826428 AE4
(CUSIP Number of Class of Securities)
COLLEEN J. RICE, ESQ.,
ACTING GENERAL COUNSEL AND ACTING CORPORATE SECRETARY
SIERRA PACIFIC RESOURCES
P.O. BOX 30150 (6100 NEIL ROAD)
RENO, NEVADA 89520-3150 (89511)
(775) 834-3600
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copy to:
WILLIAM C. ROGERS, ESQ.
CHOATE, HALL & STEWART LLP
TWO INTERNATIONAL PLACE
BOSTON, MASSACHUSETTS 02110
(617) 248-5000

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE

$345,000,000(a)	$40,606.50

(a)	Estimated solely for the purpose of determining the registration fee. The amount assumes the conversion of all outstanding 7 1/4% Convertible Senior Notes due 2010. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, and equals $117.70 for each $1,000,000 of the value of the transaction.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$34,250.70	Filing Party:	Sierra Pacific Resources
Form or Registration No.:	Form S-4 (333-127128)	Date Filed:	August 3, 2005

Amount Previously Paid:	$6,355.80	Filing Party:	Sierra Pacific Resources
Form or Registration No.:	SC-TO	Date Filed:	August 3, 2005
☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☑ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

     This Amendment No. 3 to Issuer Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on August 3, 2005 (as amended and supplemented, the “Schedule TO”) relates to an offer by Sierra Pacific Resources, a Nevada corporation (the “Company”), to pay a cash premium to holders of any and all of the Company’s $300,000,000 principal amount outstanding 7 1/4% Convertible Notes due 2010 (the “Notes”), who convert their Notes to shares of the Company’s common stock, $1.00 par value per share (“Common Stock”), upon the terms and subject to the conditions contained in the Conversion Offer Prospectus dated September 2, 2005 (the “Conversion Offer Prospectus”) and the related Letter of Transmittal, which are parts of the Company’s Registration Statement on Form S-4 (File No. 333-127128), as amended (the “Registration Statement”) and are incorporated herein by reference.
     This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.
     The information in the Conversion Offer Prospectus, filed herewith as Exhibit (a)(1)(i), and the Letter of Transmittal, which is Exhibit 99.1 to the Registration Statement and filed herewith as Exhibit (a)(1)(ii), is incorporated by reference in response to all of the applicable items as indicated in the original Tender Offer Statement on Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 12. Exhibits

Exhibit No.	Description
(a)(1)(i)	Conversion Offer Prospectus, dated September 2, 2005 (incorporated by reference to the Registration Statement).
(a)(1)(ii)	Letter of Transmittal (incorporated by reference to the Registration Statement).
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (previously filed).
(a)(1)(iv)	Letter to Clients (previously filed).
(a)(2)	None.
(a)(3)	None.
(a)(4)	Filed herewith as exhibit (a)(1)(i).
(a)(5)(i)	Press release dated August 3, 2005 (previously filed).
(a)(5)(ii)	Press release dated September 1, 2005 (previously filed).
(b)	None.
(d)	None.
(g)	None.
(h)	Tax opinion of Choate, Hall & Stewart LLP (incorporated by reference to Exhibit 8.1 of the Registration Statement) (previously filed).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIERRA PACIFIC RESOURCES
By:	/s/ John E. Brown
John E. Brown
Controller
Dated: September 2, 2005